Exhibit 3.13

Form 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Report on Reserves Data

To the Board of Directors of Shellbridge Oil & Gas, Inc. (the “Company”):

1.     We have evaluated the Company’s Reserves Data as at December 31, 2005. The reserves data consist of the following:

(a)(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b)(i)	proved oil and gas reserve quantities were estimated as at December 31, 2005 using constant prices and costs; and

(ii)	the related estimated future net revenue.

2.     The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.     Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.     The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

Independent
Qualified
Reserves	Description	Location of	Net Present Value of Future Net Revenue
Evaluator or	and Preparation Date	Reserves	(10% Discount Rate)
Auditor	of Evaluation Report	(Country)	Audited	Evaluated	Reviewed	Total
			(M$ )	(M$ )	(M$ )	(M$ )
Sproule	Evaluation of the P&NG Reserves of Shellbridge Oil & Gas, Inc., as of December 31, 2005, prepared November 2005 to January 2006.	Canada
Total			Nil	31,572	Nil	31,572

5.     In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.     We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.     Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited

Calgary, Alberta

January 27, 2006

“Cameron P. Six”

Cameron P. Six, P.Eng.

Associate

“Michael W. Maughan”

Michael W. Maughan, C.P.G., P.Geol.

Manager, Geoscience, & Associate

“Harry J. Helwerda”

Harry J. Helwerda, P.Eng.

Vice-President, Engineering